51 Madison Avenue

New York, New York 10010

September 22, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments made telephonically on July 26, 2022, regarding the Registrant’s filing on July 8, 2022, of Post-Effective Amendment No. 90 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 96 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ MacKay ESG High Income ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: The Staff notes the cover page states, “This means that shares of the Fund are listed on a national securities exchange, such as the NYSE Arca, Inc….” Please delete “such as.”

Response: The disclosure has been revised in accordance with the Staff’s comment.

Comment 2: Please delete reference to “Acquired Fund Fees and Expenses” in footnote (a) to the Fee Table since there is no corresponding line item in the Fee Table.

Response: The Registrant respectfully declines to revise the referenced disclosure as it is an accurate description of the terms of the Expense Waiver/Reimbursement Agreement.

Comment 3: Please disclose how long the Expense Waiver/Reimbursement Agreement is in effect. The Staff notes the agreement must remain in effect for at least one year.

Response: The final sentence of footnote (b) has been revised as set forth below:

The agreement will remain in effect permanently unless terminated by the Board of Trustees of the Fund.

Comment 4: Please disclose the ability, if any, of the Advisor to recoup waived fees and briefly describe terms of such agreement.

Response: The Registrant confirms that the Expense Limitation/Reimbursement Agreement does not provide for the Advisor to recoup fees waived or reimbursed.

Comment 5: If the Fund invests in emerging markets as a principal strategy, please add a reference to emerging markets and disclose corresponding risks in the “Principal Risks” section.

Response: The Registrant confirms that it is not presently anticipated that investments in emerging market countries will constitute a principal investment strategy for the Fund.

Comment 6: If the Fund invests in contingent convertible bonds (CoCos) as a principal strategy, please add a reference to CoCos and disclose corresponding risks in the “Principal Risks” section.

Response: The Registrant confirms that it is not presently anticipated that investments in contingent convertible bonds will constitute a principal investment strategy for the Fund.

Comment 7: The Staff notes the disclosure states, “The Subadvisor analyzes and applies its ESG criteria to corporate, sovereign, and mortgage-related and other securitized issuers.” This sentence refers to sovereign and mortgage-related and other securitized issuers. If these types of investments are part of the Fund’s principal strategy, please disclose them in the second sentence of the first paragraph to clarify that the Fund invests in these asset types to achieve its objective, rather than the Subadvisor only applying its environmental, social and governance (ESG) criteria to such asset types.

Response: Investments in sovereign issuers and mortgage-related and other securitized issuers do not constitute a principal investment strategy of the Fund. Accordingly, the disclosure has been revised to remove references to such instruments.

Comment 8: Please complete the sentence that begins with “derive greater than 5% of their revenue from…”

Response: The above-referenced disclosure has been deleted.

Comment 9: The Staff notes the disclosure states, “If NRSROs assign different ratings to the same instrument for purposes of determining the security's credit quality…” Please consider prefacing this disclosure with something to the effect of “for purposes of determining the credit quality of an investment…”

Response: The Registrant has revised the referenced disclosure as set forth below:

Securities that are rated below investment grade by NRSROs (such as securities rated lower than BBB- and Baa3) are commonly referred to as “high-yield securities” or "junk bonds." If NRSROs assign different ratings to the same instrument for purposes of determining the security's credit quality, the Fund will use the middle rating when three NRSROs rate the security. For securities where only two NRSROs rate the security, the Fund will use the lower rating. If only one rating is available for a security, the Fund will use that rating.

Comment 10: Please supplementally confirm to the Staff that derivatives counted toward the 80% policy basket are valued based on market value.

Response: The Registrant confirms.

Comment 11: Please move the disclosure relating to investments during times of unusual or adverse conditions to the Item 9 disclosure, as the Staff does not view this as a principal strategy.

Response: The Registrant has revised the above-referenced disclosure as set forth below:

The Fund may hold cash or invest in short-term instruments during times when the Subadvisor is unable to identify attractive high income securities.

The Registrant believes that describing how the Fund’s assets will be invested during times when sufficiently attractive high income securities cannot be located by the Subadvisor constitutes a principal investment strategy and should be disclosed in Item 4.

Comment 12: The Staff does not view a “year or longer” as temporary for purposes of taking a defensive position. Please revise accordingly.

Response: The reference to a “year or longer” has been deleted.

Comment 13: Please disclose whether the Subadvisor applies its ESG criteria to all Fund holdings or only 80%.

Response: The first sentence of the second paragraph of the section entitled “Principal Investment Strategies” states the following:

Under normal circumstances, the Fund will invest at least 80% of its assets in instruments that meet the Subadvisor’s environmental, social, and corporate governance (ESG) criteria.

Comment 14: The Staff notes the “Principal Investment Strategies” identifies sovereign debt and asset-backed debt. Please disclose the factors considered as part of the Subadvisor’s ESG analysis for sovereign issuers and asset-backed debt.

Response: Investments in sovereign issuers and asset-backed securities do not constitute a principal investment strategy of the Fund. Accordingly, the disclosure has been revised to remove references to such instruments.

Comment 15: Please provide an example or otherwise clarify the meaning of “pecuniary social risk exposure.”

Response: The Registrant has revised the disclosure as follows:

Social factors such as an issuer’s ability to effectively identify and mitigate pecuniary social risk exposure, such as human capital management, customer privacy and data security.

Comment 16: Please disclose in an appropriate location how the Fund will approach relevant ESG proxy issues or portfolio companies or explain to the Staff why the Fund believes such disclosure is not necessary.

Response: As noted in the section of the Statement of Additional Information entitled “Proxy Voting Policies,” the responsibility to vote proxies for the Fund has been delegated to the Advisor, who in turn has delegated proxy voting authority to the Subadvisor. A summary of the Subadvisor’s proxy voting policy is attached as an appendix to Statement of Additional Information. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Subadvisor’s proxy voting policy is attached to the Statement of Additional Information, the Registrant does not believe further disclosure is required.

Comment 17: Please consider reordering the risks comprising the section entitled “Principal Risks” in order of importance rather than alphabetically.

Response: The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 18: Please add exchange-traded products to principal strategies, as this is identified as a principal risk, or otherwise delete.

Response: The Registrant has added disclosure about investments in exchange-traded products to the section entitled “Principal Investment Strategies.”

Comment 19: Please add municipal bonds to principal strategies, as this is identified as a principal risk, or otherwise delete.

Response: The referenced disclosure has been deleted as municipal bonds do not constitute a principal investment strategy of the Fund.

Comment 20: If the Fund invests in covenant-lite loans, please identify as a principal strategy.

Response: Covenant-lite loans do not constitute a principal investment strategy of the Fund.

Comment 21: Please add short sales to principal strategies, as this is identified as a principal risk, or otherwise delete.

Response: The referenced disclosure has been deleted as short sales do not constitute a principal investment strategy of the Fund.

Comment 22: The Staff notes the following disclosure in the Item 9 section of the prospectus: “The Subadvisor may give consideration to ESG criteria including, but not limited to, climate change, sustainability, energy resources & management, job creation/employee relations, human rights, health and safety, transparency/disclosures, board expertise, audit practices, transparency and accountability.” Please identify these ESG factors in the Item 4 disclosure.

Response: The above-referenced disclosure has been deleted.

Comment 23: Please disclose the types of instruments in which the Fund may invest outside the scope of principal strategies for temporary defensive purposes.

Response: The final sentence of “Additional Investment Strategies – Temporary Defensive Positions” has been revised as follows:

Under such conditions, the Fund may also invest without limit in investment grade securities and may invest in U.S. government securities or other high quality money market instruments.

Comment 24: Please clarify what “Underinvestment Risk” is, as well as what is meant by “aggregate ownership thresholds” and “relevant limits.”

Response: The above-referenced risk has been deleted.

Comment 25: Please disclose in the prospectus the following: (1) that suits can only be brought in Delaware state court (see Section 8.6.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Section 29(a) of the Securities Exchange Act of 1934, Section 14 of the 1933 Act and Section 47(a) of the 1940 Act (the “Anti-Waiver Provisions”)); (2) that shareholders waive the right to a jury trial (see Section 8.6.2 of the Declaration of Trust); and (3) the requirements in the Declaration of Trust for shareholders to bring derivative actions (see Section 7.1.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Anti-Waiver Provisions).

Response: The Registrant has included the disclosure set forth below in the section of the Statement of Additional Information entitled “General Description of the Trust and the Fund.”

The Trust’s Amended and Restated Declaration of Trust (the “Declaration”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration. The Declaration provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Trustees. The Declaration details conditions that must be met with respect to the demand, including the requirement that 10% of the outstanding Shares of the Fund who are eligible to bring such derivative action under the Delaware Statutory Trust Act join in the demand for the Trustees to commence such derivative action. There may be questions regarding the enforceability of this provision based on certain interpretations of the Securities Act of 1933 Act, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1940 Act.

Additionally, the Declaration provides that the Court of Chancery of the State of Delaware, to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware shall be the exclusive forum in which certain types of litigation may be brought, which may require shareholders to have to bring an action in an inconvenient or less favorable forum. There may be questions regarding the enforceability of this provision because the 1933 Act, the 1934 Act and the 1940 Act allow claims to be brought in state and federal courts. The Declaration provides that shareholders waive any and all right to trial by jury in any claim, suit, action or proceeding.

Comment 26: Please clarify that the redemption transaction fee plus additional variable fee, together, do not exceed 2% of net asset value.

Response: The first sentence of the fourth paragraph of the section entitled “Purchase and Redemption of Creation Units–Redemption Transaction Fee” has been revised as set forth below:

An additional variable fee, which together with the Redemption Transaction Fee may equal up to 2.00% of the NAV per Creation Unit, may be imposed for …

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jomil Guerrero, Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP